Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: June 14, 2016

Kuwait Investment Authority /s/ Osama Al Ayoub Osama Al Ayoub, President and CEO of the KIO

Kuwait Investment Office /s/ Osama Al Ayoub Osama Al Ayoub, President and CEO